Exhibit 99.1

Exhibit 99.1 Updated Risks Relating to the Company

We have significant demands on our liquidity while current economic and credit conditions are severely affecting our operations, including the possible need to repurchase the Old Debentures in December 2008.

We are experiencing demands on our available cash, including current and anticipated future losses from operations, as well as expected costs of rationalizing our operations and restructuring our indebtedness. These demands will be further exacerbated through the winter months as we experience seasonal slowing in our businesses. Current economic conditions are severely affecting our operations. These conditions have been marked by restrictions on available credit, rising commodity prices, especially for motor vehicle fuel, and weak consumer confidence. Demand for recreational vehicles in particular has contracted significantly over the past four months, affecting us and our competitors throughout that industry. As a result, dealers are reducing their inventories and competitive pressures are adversely affecting revenues and margins. We do not anticipate any meaningful improvement in these conditions for the foreseeable future.

In addition, holders of our Old Debentures have the right to require us to repurchase Old Debentures on December 15, 2008, at a price of 100% of the aggregate principal amount of the Old Debentures plus accrued and unpaid interest. Although we have elected under the Repurchase Obligation Offer to pay the repurchase price by issuing shares of our common stock, if the arithmetic average of the Volume Weighted Average Price of our common stock during the 20-trading-day period ending December 12, 2008 were to be below approximately $0.52 per share (based on the number of shares of our common stock authorized, outstanding and reserved for issuance as of November 26, 2008, but not including any Shares reserved for issuance in the Exchange Offer), we would not have sufficient authorized shares to repurchase all outstanding Old Debentures with our common stock. In addition, our ability to use our common stock to satisfy such repurchase obligations is subject to certain conditions precedent as set forth in the indenture governing the Old Debentures. Additionally, in the event that we are unable to satisfy the conditions precedent to using common stock to satisfy such repurchase obligations, we would be required to satisfy such obligations in cash. We do not currently anticipate having sufficient cash to repurchase the Old Debentures in cash. Furthermore, to the extent that there is greater participation in the Repurchase Obligation Offer and more shares of our common stock are issued therein, there will be greater equity dilution causing a likelihood of greater pressure on the trading price of our common stock.

If we were unable to satisfy our repurchase obligations, we would be in default under the indenture governing the Old Debentures. Upon default, the holders of the Old Debentures would have the right to accelerate the maturity of the Old Debentures and sue for the amount owed under the Old Debentures. A default under the indenture governing the Old Debentures would also constitute a default under the Credit Facility and under the indenture governing the New Notes which could lead to the lenders under the Credit Facility and holders of the New Notes pursuing their remedies, including the possible foreclosure on certain of our real property pledged as collateral. In that event, we may be required to take steps to obtain protection from our creditors in a bankruptcy proceeding.

Furthermore, as a result of the subordination provisions of the Old Debentures, we would be prevented from making payments on the Old Debentures upon the occurrence of certain defaults under the Credit Facility and, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of our senior debt, including the lenders under our Credit Facility and the holders of the New Notes, will be entitled to be paid in full in cash before any payment may be made with respect to the Old Debentures. In addition, the Old Debentures are effectively subordinated to liabilities of our subsidiaries, including the indebtedness of our subsidiaries represented by borrowings and guarantees by them under the Credit Facility and the Guarantees by them of the New Notes and, in the event of a bankruptcy, liquidation, reorganization or similar proceeding of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims, including with respect to such borrowings and guarantees, from the assets of those subsidiaries before any assets are made available for distribution to us. The application by us of any such distribution that we might receive would in turn be subject to the subordination provisions of the Old Debentures discussed above.

If for any reason we are unable to satisfy our obligation to repurchase Old Debentures that are put to us on December 15, 2008, we will be in default under certain of the indenture provisions governing the Old Debentures and, accordingly, the Credit Facility. These circumstances raise substantial doubt about our ability to continue as a going concern.

As more fully described in the immediately preceding risk factor, we elected to repurchase Old Debentures that can be put to us on December 15, 2008 by issuing shares of our common stock in settlement. Our ability to satisfy such repurchase obligation will depend on a number of factors including, among others, the principal amount of Old Debentures that participate in the Repurchase Obligation Offer and the price of our common stock during the 20 trading days immediately preceding December 12, 2008. Our stock price has declined significantly in recent weeks, and this could affect our ability to repurchase Old Debentures with shares of common stock. If we are unable to satisfy such repurchase obligation, we will be in default under certain indenture provisions governing the Old Debentures, and as a result we will also be in default under the Credit Facility. Due to these conditional circumstances, the report of Ernst & Young, LLP, dated November 25, 2008, contained a qualification that there is substantial doubt about our ability to continue operations as a going concern.

We have had significant losses over the last eight fiscal years and might not be able to regain consistent profitability in the foreseeable future.

We have reported a net loss in each fiscal year since 2001 and expect substantial negative operating cash flows in the future. Unless we are able to achieve consistent profitability and positive cash flows, we will have to reduce our expenditures on capital improvements, machinery and equipment, and research and development, which we expect would have a negative effect on our sales and margins.

Recent weakness in the recreational vehicle market and ongoing weakness in the manufactured housing market may continue to reduce the demand for our products.

In the last two years, the recreational vehicle market has weakened in response to lower consumer confidence, volatile fuel prices, and higher interest rates. In recent months, record fuel prices and tighter retail credit have seriously exacerbated the intermediate term challenges for the market. The manufactured housing market has been in a prolonged slump that was initiated by undisciplined lending practices within the industry in the late 1990s, followed in recent years by tough competition from liberal financing of site-built homes. Additionally, the long-term effects from the fallout in the subprime mortgage sector, including depressed prices and an increased number of foreclosures of site-built homes, are likely to continue to reduce demand for our products. Ongoing weakness in both our principal industries would limit our growth opportunities and have a negative effect on future sales and profitability.

Global tensions and fuel shortages, higher fuel prices and rising interest rates are having a negative effect on consumer confidence and in turn are diminishing sales of our products, particularly recreational vehicles.

Gasoline or diesel fuel is required for the operation of motor homes and vehicles used to tow travel trailers. Prices for these petroleum products have risen recently and, particularly in view of increased international tensions and increased global demand for oil, there can be no assurance that the supply of these products will continue uninterrupted, that rationing will not be imposed, or that the price of, or tax on, these products will not significantly increase in the future. Increases in fuel prices and speculation about potential fuel shortages, combined with rising interest rates, are having an unfavorable effect on consumer confidence and on the demand for recreational vehicles. Increases in the price of oil can also result in increases in the price of many of the components in our products.

Availability and cost of financing for our retailers or retail customers, particularly in our manufactured housing business, could continue to constrain our sales.

Our dealers, as well as retail buyers of our products, generally secure financing from independent lenders, which, particularly in the case of manufactured housing, have been negatively affected by adverse loan experience. Several national retail and wholesale lenders have withdrawn from the manufactured housing finance business in recent years, and GE recently notified manufactured housing dealers that effective December 6, 2008 it will be suspending any further approvals of floor plan financing for manufactured housing product until further notice (although GE indicated in the notice that it hoped this action would be temporary). GE had previously withdrawn from retail lending on most recreational vehicles and other leisure products. In addition, Key Bank recently withdrew from the RV inventory finance business. As a result of these events and other indications, we anticipate that lenders will tighten their lending terms. Reduced availability of such financing and higher interest rates have had, and continue to have, an adverse effect on the manufactured housing and recreational vehicle industries and on our sales and margins. Availability of financing depends on the lending practices of financial institutions, financial and credit markets, government policies, and economic conditions, all of which are beyond our control. In the current environment, financing for the purchase of manufactured homes is often more difficult to obtain than conventional home mortgages, and interest rates for manufactured homes are generally higher and the terms of the loans shorter than for site built homes. In the RV business, access to home equity to help finance purchases has become more difficult for retail buyers, and a continuation of depressed real estate prices and stringent home equity lending will further reduce recreational vehicle sales in the future. There can be no assurance that affordable wholesale or retail financing for either manufactured homes or recreational vehicles will be available on a widespread basis in the future.

We may be unable to comply in the future with financial tests and covenants in our senior secured credit facility, which could result in a default under that facility, in which event our lenders could accelerate our debt or take other actions that could restrict our ability to operate.

In January 2007, we announced the early renewal and extension of the Credit Facility. If business and economic conditions were to result in the deterioration of our liquidity and our operating results, we could be in breach of the covenants under the Credit Facility and the lenders could declare a default. The Credit Facility has been amended numerous times since we first entered into it in 2001 to reset financial requirements to prevent potential covenant breaches, most recently again on October 29, 2008 in connection with the Exchange Offer.

Under the Credit Facility, as amended, we are subject to a financial performance covenant that applies if our average monthly liquidity, defined as cash, cash equivalents, and unused borrowing capacity, falls below $45 million for any calendar month or if liquidity falls below $25 million on any one day. In the event that we do not meet this minimum test, our EBITDA minus fixed charges may not exceed certain loss thresholds which will vary over the remaining term of the Credit Facility. Additionally, we are subject to a minimum liquidity covenant that requires that liquidity not fall below $25 million for more than three consecutive business days. A breach of the covenants could result in the lenders accelerating the obligations under the Credit Facility, which could also lead to a default under the indenture governing the Old Debentures, the New Indenture and our capital lease obligations. In the event of a breach of the Credit Facility, we cannot be certain that our lenders will agree to refrain from enforcing any remedies otherwise available to them or that they will grant us any further waivers or amendments to the covenants.

Our Credit Facility ranks senior to the Old Debentures and the 6% convertible subordinated debentures and is effectively senior to the New Notes to the extent of the priority and value of the liens securing our Credit Facility. Our Credit Facility is secured by substantially all of our assets, including certain real property securing the New Notes and some of our other real property. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under the Credit Facility, together with accrued interest, to be immediately due and payable. If we were unable to repay or refinance all outstanding balances, the lenders could exercise their rights to our assets pledged as collateral. Any proceeds realized upon the sale of such assets securing our Credit Facility would be used first to satisfy all amounts outstanding under the Credit Facility and, thereafter, any of our other liabilities, including liabilities relating to the New Notes, the Old Debentures and the 6% convertible subordinated debentures.

Lender actions in the event of default might:

•	result in our lenders' foreclosure of our assets pledged as collateral under the Credit Facility; and

•	cause us to seek protection from our creditors and to reorganize through bankruptcy proceedings or otherwise.

We may not be able to obtain financing in the future, and the terms of any future financings may have a negative effect on our ability to execute our business strategy, and could cause dilution to our shareholders.

In addition to capital available under the Credit Facility, we anticipate that we will be required to seek additional capital in the future. As discussed below, the ratings on our debt securities recently have been lowered, which we believe will increase the cost to us of any additional financing that we might be able to obtain. We cannot assure you that we will be able to obtain future financings, if needed, on acceptable terms, if at all, and we expect that the terms of any equity financings that we might undertake would cause dilution to our existing shareholders.

On August 19, 2008, Moody's Investors Service downgraded our corporate family credit and probability of default ratings to Caa3 from Caa1 and downgraded the rating of our convertible trust preferred securities to a rating of Ca from Caa3. Moody's also reaffirmed a negative outlook for us, citing our difficult operating environment resulting from the weak U.S. economy and the weak credit market for retail purchases of RVs and manufactured homes and that despite restructuring activities, including asset sales and the recent equity infusion, the considerable challenges we face to restore a business model that is able to generate positive earnings and cash flow.

On May 22, 2008, Standard & Poor's reduced the rating on our convertible trust preferred securities to D from CC as a consequence of our decision to defer the May 15, 2008 distribution on such securities. Subsequently, on July 23, 2008, Standard & Poor's revised the rating on our convertible trust preferred securities to C from D, which remained unchanged in a September 10, 2008 report. On September 10, 2008, Standard & Poor's Ratings Services lowered our corporate credit rating to CCC- -from CCC+. Concurrently, they also lowered their rating on the Old Debentures to C from CCC- and reaffirmed a negative outlook for us. Standard & Poor's indicated that its ratings actions stemmed from heightened liquidity concerns and also cited high gas prices and negative consumer sentiment as causes for suppressing the sale of RVs and the weak housing market as weighing on the sale of factory-built homes. In addition, Standard & Poor's stated that it would lower our rating if we are not successful in our attempt to negotiate an exchange for the Old Debentures and instead elect to redeem a large component of the Old Debentures with cash rather than common stock.

Our businesses are both cyclical and seasonal, which can lead to fluctuations in our operating results.

The industries in which we operate are highly cyclical, as well as seasonal, and there can be substantial fluctuations in our manufacturing shipments, retail sales, and operating results, and the results for any prior period may not be indicative of results for any future period. Companies within both the manufactured housing and recreational vehicle industries are subject to volatility in operating results due to external factors such as economic, demographic, and political changes.

Factors affecting both industries include:

•	interest rates, tight credit standards, terms and the availability of financing;

•	general economic conditions (including consumer confidence, unemployment and inflation);

•	inventory levels of dealers and manufacturers;

•	availability and prices of commodities;

•	availability of manufactured home sites;

•	defaults by retail customers resulting in repossessions;

•	apartment vacancies and rents;

•	international tensions and hostilities;

•	overall consumer confidence and the level of discretionary consumer spending; and

•	fuel availability and prices.

We cannot provide assurance that the factors that are currently adversely affecting our businesses will not continue to have an adverse effect in the future.

Our businesses are also seasonal, which can lead to fluctuations in our operating results. We have experienced, and expect to continue to experience, significant variability in sales, production, and operating results as a result of seasonality in our businesses. Demand for manufactured housing and recreational vehicles generally declines during the winter season, while sales and profits in both industries are generally highest during the spring and summer months. In addition, unusually severe weather conditions in some markets may delay the timing of purchases and shipments from one quarter to another.

Increased costs, including costs of component parts and labor, could reduce our operating income.

The availability and pricing of manufacturing components, including commodities and labor, as well as changes in labor practices, may significantly affect our results of operations. Changes in labor rates and practices, including changes resulting from union activity, could significantly affect our costs and thereby reduce our operating income. Any failure to offset increases in our manufacturing costs could have an adverse effect on our margins, operating income, and cash flows. Even if we were able to offset higher manufacturing costs by increasing the sales prices of our products, the realization of any such increases often lags behind the rise in manufacturing costs, especially in our manufactured housing operations, due in part to our commitment to give our retailers price protection with respect to previously placed customer orders.

Our repurchase agreements with floorplan lenders could result in increased costs.

In accordance with customary practice in the manufactured housing and recreational vehicle industries, we enter into repurchase agreements with various financial institutions pursuant to which we agree, in the event of a default by an independent retailer in its obligation to these credit sources, to repurchase product at declining prices over the term of the agreements, typically 12, 18 or 24 months. The difference between the repurchase price, plus any refurbishment costs, and the price at which the repurchased product can then be resold, which is typically at a discount to the original sale price, represents a financial expense to us. A requirement to repurchase a large number of manufactured homes or recreational vehicles in the future could decrease our sales and increase our costs, which could have a negative effect on our earnings and working capital.

The current tightened credit standards by lenders and more aggressive attempts to accelerate collection of outstanding accounts with dealers could result in an increase in defaults by dealers and consequently an increase in repurchase obligations on our part. We currently expect that our repurchase activity will be higher than has historically been the case. Additionally, it may be necessary to offer greater discounts in order to relocate such product to alternative dealers during current market conditions. During fiscal 2008, we repurchased 65 manufactured homes and 94 recreational vehicles at an aggregate gross purchase price of $4.8 million, incurring a loss after resale of approximately $730,000, compared to repurchases during fiscal 2007 of 57 manufactured homes and 39 recreational vehicles at an aggregate purchase price of $2.4 million, and a loss after resale of approximately $744,000.

During the first half of fiscal 2009, we repurchased 16 manufactured homes and 58 recreational vehicles at an aggregate gross purchase price of $1.9 million, incurring a loss after resale of approximately $500,000.

When we introduce new products or enter into new business segments, we may incur expenses or consume liquidity for reasons that we did not anticipate, such as recall expenses, resulting in reduced earnings.

The introduction of new models is critical to our future success, particularly in our recreational vehicle business. In addition, we have recently increased our exposure to the modular housing and military housing markets. We have additional costs when we introduce new models or enter new business segments, such as initial labor or purchasing inefficiencies, but we may also incur unexpected expenses. For example, we may experience unexpected engineering or design flaws that will force a recall of a new recreational vehicle product or cause a modular product not to be accepted by the customer. In addition, in new business segments, our lack of experience or expertise may cause us to price our products inappropriately given the risk or cost of the venture. The costs resulting from these types of problems could be substantial and have a significant adverse effect on our earnings.

Excess retail inventories of our products, especially in the recreational vehicle industry, and housing repossessions and foreclosures may have a negative effect on our sales and margins.

The level of manufactured housing and recreational vehicle retail inventories and the existence of repossessed homes in the market can have an adverse effect on manufacturing shipments and operating results. Current conditions have been marked by significant restrictions on available credit, rising commodity prices, especially for motor vehicle fuel, and weak consumer confidence. Demand for recreational vehicles in particular has contracted significantly over the past four months, affecting us and our competitors throughout that industry. As a result, dealers are reducing their inventories, which lowers demand for reorders of inventory from us. In turn, we have slowed down production to lower our own inventories and more closely match production to demand, which is adversely affecting our revenues and margins. The continued limited availability of retail financing for manufactured housing and competition from the resale of a large number of repossessed conventional homes due to the recent difficulties in the subprime mortgage market is likely to negatively affect the market for manufactured homes and our operating results.

If the frequency and size of product liability, wrongful death, and other claims against us should increase, our business, results of operations, and financial condition may be harmed.

We are frequently subject, in the ordinary course of business, to litigation involving products liability and other claims, including wrongful death, against us related to personal injury and warranties. We partially self-insure our products liability claims and purchase excess products liability insurance in the commercial insurance market. We cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. Any increase in the frequency and size of these claims, as compared to our experience in prior years, may cause our insurance premiums to rise significantly and may increase the amounts we pay in punitive damages. We are also presently party to two actions in litigation that the plaintiffs have had certified as class actions, and are party to several other actions where plaintiffs are seeking to certify a class. If any of these actions are decided in a manner adverse to us, the resulting liability could be significant. These factors may have a material adverse effect on our results of operations and financial condition. In addition, if these claims rise to a level of frequency or size that is significantly higher than similar claims made against our competitors, our reputation and business will likely be harmed.

The recreational vehicle and manufactured housing industries are highly competitive and some of our competitors have stronger balance sheets and cash flows, as well as greater access to capital, than we do. The relative strength of our competitors could result in lower sales volume for us, which could have an adverse effect on our results of operations and financial condition.

The recreational vehicle market is highly competitive and has experienced some industry consolidation in recent years. Sales from the five largest manufacturers represented approximately 64% of the retail market in calendar 2007, including our sales, which represented 7.6% of the market. Competitive pressures, especially in the entry-level segment of the market for travel trailers, have resulted in a reduction of margins. Sustained increases in competitive pressures are having an adverse effect on our results of operations. For instance, aggressive discounting by our competitors had an adverse effect on our sales, margins and market share. There can be no assurance that existing or new competitors will not develop products that are superior to our recreational vehicles or that achieve better consumer acceptance, thereby adversely affecting our sales and margins.

The manufactured housing industry is also highly competitive. As of December 31, 2007, there were approximately 65 manufacturers of homes and fewer than 5,000 active retailers. Based on retail sales, the ten largest manufacturers accounted for approximately 77% of the retail manufactured housing market in calendar 2007, including our sales, which represented 13.8% of the market. Competition with other housing manufacturers is based primarily on price, product features, reputation for service and quality, retail inventory, merchandising, and the terms and availability of wholesale and retail customer financing. Manufacturing capacity currently exceeds retail demand, and continued overcapacity of manufactured housing could lead to greater competition and result in decreased margins, which could have an adverse effect on our results of operations.

In addition, manufactured homes compete with new and existing site-built homes, apartments, townhouses, and condominiums. With ample availability of construction financing in recent years and the relative ease of securing mortgage financing as a result of low lending standards, interest in such housing increased, reducing the demand for manufactured homes.

Manufactured homes also compete with resales of homes that have been repossessed by financial institutions as a result of credit defaults by dealers or customers. Foreclosure rates for conventional homes and manufactured housing are increasing in light of recent difficulties in the subprime mortgage market.

The manufactured housing industry, as well as the site-built housing development industry, has experienced consolidation in recent years, which could result in the emergence of competitors, including developers of site-built homes that are larger than we are and have greater financial resources than we have. For example, the large conglomerate Berkshire Hathaway has acquired two of our major housing competitors, Clayton Homes and Oakwood Homes, and one of our recreational vehicle competitors, Forest River. These combinations could ultimately strengthen competition in both industries and adversely affect our business.

Changes in consumer preferences for our products or our failure to gauge those preferences could lead to reduced sales and additional costs.

Consumer preferences for our products in general, and recreational vehicles in particular, are likely to change over time. We believe that the introduction of new features, designs and models will be critical to the future success of our recreational vehicle operations. Delays in the introduction of new models or product features, or a lack of market acceptance of new features, designs, or models, could have a material adverse effect on our business. We may also experience production difficulties, such as inefficiencies in purchasing and increased labor costs, as we introduce new models. We cannot be certain that our new products will not infringe on revenues from existing models and adversely affect our results of operations. There can be no assurance that we will introduce any of these new models or products to the market on time or that they will be successful when introduced.

We have offered and expect to continue to offer financial incentives from time to time that can negatively affect our operating results.

We may make business decisions that include offering incentives to stimulate the sales of products not adequately accepted by the market, or to stimulate sales of older or obsolete models. These incentives are accounted for as a reduction of net sales and reduce our operating results.

The market for our manufactured homes is heavily concentrated in the southern and western parts of the United States, especially in Florida and California, and a continued decline in demand in those areas could have a material negative effect on sales.

The market for our manufactured homes is geographically concentrated, with the top 15 states in volume accounting for 75% of our retail sales in calendar 2007. California and the southern, southwest and south central United States account for a significant portion of our manufactured housing sales, with the Texas, Florida and California markets alone accounting for 40% of sales. A downturn in economic conditions in these regions that is worse than that of other regions could have a disproportionately material adverse effect on our results of operations. We have experienced a steep decline in the demand for manufactured homes in recent years in Florida, California, and Arizona. There can be no assurance that the demand for manufactured homes will not continue to decline in those regions or other areas in which we experience significant product sales, resulting in an adverse effect on our results of operations.

We depend on a small group of suppliers for some of our components, and the loss of any of these suppliers could affect our ability to obtain components at competitive prices, which would lower our sales and margins.

Most of the materials purchased for our core products are commodity type items and are readily available from multiple sources. Several of our recreational vehicle components, however, are specialty tooled proprietary parts that are single sourced from national suppliers. Although we own the tooling for those parts and could relocate the production, that relocation could lead to higher prices for the parts and delays in production. Motor home chassis are only available from a limited number of suppliers and often need to be ordered well in advance of delivery. Spartan and Freightliner supply diesel-powered chassis, Workhorse Custom Chassis and Ford Motor Company are the dominant suppliers for the Class A and Class C gas chassis, and Chrysler supplies Class C diesel chassis. Shortages, production delays, or work stoppages by any of these suppliers could have a material adverse effect on our sales. If we could not obtain an adequate chassis supply, our sales and margins would suffer.

Zoning regulations affect the number of sites available for our manufactured homes, which in turn can affect our sales.

Any limitation on the growth of the number of sites available for manufactured homes, or on the operation of manufactured housing communities, could adversely affect our sales. In addition, new product opportunities that we may wish to pursue for our manufactured housing business could cause us to encounter new zoning regulations and affect the potential market for these new products. Manufactured housing communities and individual home placements are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, property owners have resisted the adoption of zoning ordinances permitting the location of manufactured homes in residential areas, and we believe that this resistance has adversely affected the growth of the industry.

Amendments of the regulations governing our businesses could have a material effect on our operations.

Both our recreational vehicle and manufactured housing businesses are subject to extensive federal and state regulations, including construction and safety standards for manufactured homes and safety and consumer protection laws relating to recreational vehicles. Amendments to any of these regulations and the implementation of new regulations could significantly increase the costs of manufacturing, purchasing, operating, or selling our products and could have an adverse effect on our results of operations. Recently, for example, there have been suggestions in Congressional hearings that the Congress and regulators may seek to impose more stringent laws and regulations regarding the use of products containing formaldehyde, a substance found in numerous building materials, furniture, carpets and curtains, etc.

Our failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of sales or production, or cessation of operations. In addition, a major product recall could have a material adverse effect on our results of operations.

Certain U.S. tax laws currently afford favorable tax treatment for the purchase and sale of recreational vehicles that are used as the equivalent of second homes. These laws and regulations have historically been amended frequently, and it is likely that further amendments and additional regulations will apply to us and to our products in the future. Amendments to these and other tax laws and regulations and the implementation of new regulations, including, for instance, changes that affect our ability to utilize our net operating losses, could have an adverse effect on our results of operations.

Our operations are subject to a variety of federal and state environmental regulations relating to noise pollution and the use, generation, storage, treatment, emission, and disposal of hazardous materials and wastes. Although we believe that we are currently in material compliance with applicable environmental regulations, our failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of production or operations, alterations to the manufacturing process, costly cleanup, or capital expenditures.

The utilization of our substantial net operating loss carryforward may, under certain circumstances, be subject to limitations which would reduce profits by increasing tax expense.

At April 27, 2008, Fleetwood had a domestic federal net operating loss carryforward of approximately $375 million. Companies are subject to a change of ownership test under §382 of the Internal Revenue Code that, if met, could limit the annual utilization of the carryforward.

Generally, under that section, the yearly limitation on Fleetwood to utilize such deductions would be equal to the product of the applicable long term tax exempt rate and the value of Fleetwood's stock immediately before the ownership change. The ability of Fleetwood to utilize depreciation deductions during the five-year period following the ownership change also may be limited under §382, together with NOLs, to the extent that such deductions reflect a net loss that was "built-in" to Fleetwood's assets immediately prior to the ownership change.

The determination of whether a corporation has undergone an "ownership change" for purposes of §382 is highly complex, but, in general, increases in ownership by those individuals or institutions owning 5% or more (by value) of the corporation's stock (whether by sales or purchases by such 5% holders or by share repurchases or issuances by the corporation) that aggregate to over 50% during any three year period result in an ownership change and, therefore, potentially severely restricts the corporation's ability to utilize its tax loss carryforwards.

The change of ownership test can be triggered over time by the cumulative effect of certain significant shareholders buying and selling Fleetwood stock, and to that extent is outside our control. The test can also be triggered by issuances of our common stock. Thus, the issuance of shares under the Exchange Offer and our issuance of shares of common stock to holders of the Old Debentures who do not participate in the Exchange Offer but do exercise their put rights and require us to repurchase their Old Debentures on December 15, 2008 could trigger a change in ownership. We estimate that an ownership change could occur, and thus utilization of our net operating loss carryforwards would be limited as discussed above, if we issue more than approximately 20.5 million shares of common stock before December 31, 2008. This amount is only an estimate and might be higher or lower given such estimate is based upon the application of highly complex tax rules and is subject to events outside our control such as the public trading of our common stock.

If a change in ownership is triggered, our ability to apply the net operating loss carryforward to future income could be limited, and we could therefore suffer higher-than-anticipated tax expense, and consequently lower net income, in those future years.